ADITYA BIRLA GROUP

82-3428

Ref:AM:PVK:1928:2005

Date:3rd January,2005.

Securities and Exchange Commission
Division of Corporate Financ[redacted]
450 Fifth Street,
Washington D.C. 20549,
United States of America.
Tel : (022) 942-2800

05005204

SUPPL

Attn:-International Corporate Finance

Dear Sir,

This is now to notify you under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Saturday,** the **29th January, 2005,** to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Third Quarter and Nine Months ended 31st December, 2004.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
Company Secretary